UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM U-57

NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

Filed Under Section 33(a) of the

Public Utility Holding Company Act of 1935, as amended

Global3 Combi, S.L.

(Name of foreign utility company)

The Commission is requested to mail copies of all communications relating to this Notification to:

Dolores Sancha

Bartolome & Briones Abogados

Balmes 243, 7

08006

Barcelona, Spain

Laurence Molke

Global3 Combi

Fredric Mompou, 5

08960 Sant Just Desvern

Barcelona, Spain

Global3 Combi S.L. (Global3 Combi), a Spanish company, hereby notifies the Securities and Exchange Commission that it is, and claims status as, a “foreign utility company” (“FUCO”) within the meaning of Section 33 of the Public Utility Holding Company Act, as amended (the “Act”).

Item 1. Name, Business Address, Facilities and Ownership.

The name and business address of the company claiming FUCO status is:

Global3 Combi

Fredric Mompou, 5

08960 Sant Just Desvern

Barcelona, Spain

Global3 Combi has entered into an agreement for the engineering, procurement and construction of a 186 MW simple cycle gas-fired peaking plant (which may later be converted into a 240 MW combined cycle gas-fired plant) located in Aragon (Escatron), Spain, which is expected to enter into commercial operation in 2004 or 2005. Global3

Combi became a party to this agreement on September 12, 2003. Global3 Combi will own the facility and the electrical output of the facility will be sold into the national pool; a requirement for all large generators in Spain.

Global3 Energia, S.C.p.A., a Spanish company, holds 100% of the voting interest in Global3 Combi.

Item 2. Domestic Associate Public-Utility Companies of ICLP and Their Relationship to Global3 Combi.

None.

EXHIBIT A. State Certification.

Not Applicable.

SIGNATURE

The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

December 9, 2003 Date	/s/ Laurence Molke (Signature) Laurence Molke (Type or print name beneath) Director (Title of Officer)